Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ American Stock Exchange Ticker Symbol: AZK U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

SECOND QUARTER REPORT
JUNE 30, 2007

Aurizon Reports Second Quarter 2007 Results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Aurizon reports financial results for the second quarter of 2007, which have been prepared on the basis of available information up to August 7, 2007.  As of this date, Aurizon had 146,503,048 common shares issued and outstanding and 152,570,548 shares, on a fully diluted basis.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The second quarter was highlighted by the following activities:

•

Commercial production achieved on May 1, 2007 at Casa Berardi, producing 27,175 ounces of gold in the two month period following with gold sales of 26,000 ounces at cash cost of US$298 per ounce.

•

Gold production for the second quarter totalled 42,143 ounces, a 32% increase from the first quarter, 2007.

•

Net earnings of $7.0 million, or $0.05 per share.

•

Second quarter cash flow of $6.7 million provided from operating activities.

•

An updated mineral resource estimate for the Lower Inter Zone of the Casa Berardi mine has improved the average undiluted resource grade to 11.6 grams per tonne, which represents a 59% increase from the previous estimate.

•

New mineral resource estimate at Joanna has added 33% additional ounces in the indicated category for a total of 411,400 indicated ounces of gold and 15% additional ounces in the inferred category, for a total of 1.26 million inferred ounces of gold.

•

Sulphide bearing mafic boulders and outcrops, radiometric (uranium) anomalies of up to 1050 cpm and a rare-earth (La, Ce, Hf) showing were discovered by prospecting inside the main area of interest at Kipawa.

At June 30, 2007, Aurizon had cash balances of
$38.3 million, of which $28 million is in restricted accounts that can only be used to fund the Casa Berardi project and certain general administrative costs.  Long-term debt at June 30, 2007 was $58.1 million.

FINANCIAL RESULTS

SECOND QUARTER 2007

Commencement of commercial production at Casa Berardi on May 1st 2007 resulted in net earnings for the second quarter of 2007 of $7.0 million, or $0.05 per share, compared to a net loss of $11.9 million, or ($0.08) per share, in the same period of 2006.  Included in the second quarter’s earnings are net non-cash gains totaling $6.7 million associated with an $8.7 million mark-to-market adjustment of non-hedge derivative instruments, reduced by a $2.0 million charge for stock based compensation.

Revenue from the first two months of commercial gold and silver sales totaled $18.6 million in the second quarter of 2007.  Gold sales totaled 26,000 ounces at an average price of US$661 per ounce and a Cdn/US exchange rate of 1.08.  As Casa Berardi was not in commercial production in April 2007, gold sales totaling $8.1 million, from the sale of 10,500 ounces of gold at an average price of US$681 per ounce, have been deferred and credited against mineral property costs.  The average realized gold price for the cumulative 36,500 ounces sold in the second quarter was US$666 per ounce.

Interest and royalty income for the second quarter 2007 totaled $534,000, compared to $368,000 for the same period of 2006.

Operating costs and depletion, depreciation, and accretion (“DD&A”) associated with the two months of commercial gold sales in the second quarter of 2007 totaled $8.4 million and $4.4 million, respectively.  On a unit cost basis, total cash costs per ounce of gold sold were US$298 and DD&A amortization was US$152, for a total production cost of US$450 per ounce.

Declining gold volatilities, lower gold prices, the expiry of certain gold options and a strengthening Canadian dollar have resulted in a non-cash $8.7 million decrease in the unrealized derivative liabilities from $9.4 million at the end of March 2007 to $0.7 million at June 30, 2007, which has been reflected in the statement of operations and balance sheet.  In the same quarter of 2006, there was a $4.4 million charge to operations.  The non-hedged derivative instruments comprise gold and foreign currency price protection contracts that were required as a condition for closing a $75 million loan

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

facility to finance the completion and start-up of the Casa Berardi Mine.  The Company does not have any fixed price gold contracts and there are no margin requirements with respect to these derivative positions.

Higher stock based compensation costs relating to the fair value of stock options granted together with increased activity associated with the start-up of Casa Berardi and exploration programs at Joanna and Kipawa resulted in administrative and general costs in the second quarter of 2007 increasing to $3.3 million from $2.6 million in the same period of 2006.

Exploration expenditures of $1.0 million, incurred at the Joanna and Kipawa properties, were charged to operations during the second quarter of 2007.  No exploration expenditures were charged to operations in the same period of 2006.

Two months of interest costs associated with the project debt facility, totaling $0.8 million, were charged to operations in the second quarter of 2007.  Prior to commercial production, these costs were capitalized.

A future income tax expense of $2.5 million was charged to operations in the second quarter of 2007, compared to a recovery of $44,000 in the same quarter of 2006.

In the second quarter of 2006, costs associated with an unsolicited takeover bid, totaling $5.2 million, were charged to operations.

Operating activities in the second quarter of 2007 resulted in cash flow of $4.7 million, compared to a cash outflow of $3.2 million for the same period of 2006.  This significant variance is due, principally, to the commencement of commercial production at Casa Berardi.

As Casa Berardi was not in commercial production in April 2007, gold sales totaling $8.1 million, from the sale of 10,500 ounces of gold at an average price of US$681 per ounce, together with related operating costs, have been deferred and included with mineral property costs. One month’s operating costs and three month’s capital expenditures, totaling $9.1 million, were incurred at Casa Berardi.  During the same period of 2006, $17.5 million was invested at Casa Berardi.

Restricted cash balances increased by $4.5 million as a result of cash inflows from Casa Berardi during the second quarter.  In the same period of 2006 there was no change in the restricted cash balances.

Financing activities during the second quarter of 2007 provided net cash inflow of $66,000 as the exercise of employee stock options and increases in the debt facility exceeded the capitalization of April’s interest costs associated with the project loan facility.  In the same period of 2006, financing activities provided $18.3 million, primarily from drawdowns of the project loan facility.

FIRST HALF 2007

Non-cash gains associated with derivative instruments and future income tax recoveries, together with the two months of commercial production, resulted in net earnings of $7.6 million or $0.05 per share for the first half of 2007, compared to a net loss of $17.7 million or ($0.12) cents per share in the same period of 2006.

The first half earnings includes $9.1 million of non-cash gains, associated with a $8.1 million mark-to-market adjustment of non-hedge derivative instruments, and a net future income tax recovery of $1.0 million in respect of a 2006 flow-through share financing for which the costs were renounced in 2007.  Partially offsetting these non-cash gains, was the recognition of a non-cash $2.0 million charge for stock based compensation.

Operating activities in the first half of 2007 resulted in a cash inflow of $2.3 million, compared to cash outflows of $0.8 million for the same period of 2006.

In the first half of 2007, gold sales totaling $31.1 million, from the sale of 40,600 ounces of gold at an average price of US$659 per ounce and related operating costs have been deferred and included with mineral property costs.  Four month’s operating costs together with six month’s capital expenditures totaling $25.4 million were incurred at Casa Berardi.  Restricted cash funding increased by $8.6 million during the first half of 2007 as a result of cash flows from Casa Berardi.

Financing activities during the first half of 2007 resulted in a net cash outflow of $1.1 million due to the capitalization of four months of interest costs associated with the project loan facility, reduced by the exercise of incentive stock options and an increase in the debt facility.

CASH RESOURCES AND LIQUIDITY

At June 30, 2007, Aurizon had cash balances of
$38.3 million, of which $28 million is in restricted accounts that can only be used to fund the Casa Berardi project and certain general administrative costs, compared to cash balances of $28.8 million ($19.3 million restricted) at the beginning of the year.  The restricted cash balances will be released upon achievement of certain operating benchmarks, anticipated in 2008.

Working capital totaled $25.7 million at June 30, 2007, compared to working capital of $29.8 million at the beginning of the year.  Long term debt at June 30 2007 totaled $58.1 million compared to $68.8 million at the beginning of the year.  A $12.9 million principal payment due in March 2008 has resulted in the reduction of long term debt and an increase in current liabilities.

Shareholders’ equity at June 30, 2007 was $129 million, an increase of $4.3 million from the balance at December 31, 2006, primarily as a result of net earnings generated during the period less a reduction of share capital related to a flow through share financing.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

The Company’s financial position at June 30, 2007 and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

At the date of this MD&A, the Company did not have any undisclosed material contractual obligations or off-balance sheet arrangements and has no related party transactions to report.

CASA BERARDI

Casa Berardi produced 42,143 ounces of gold in the second quarter of 2007, compared to 32,013 ounces in the first quarter of 2007, for total gold production of 74,157 ounces in the first half of 2007.

Ore throughput in the mill during the second quarter increased to 134,569 tonnes from 104,663 tonnes in the first quarter of 2007.  The average ore grade increased to 10.4 grams/tonne from 10.1 grams/tonne in the first quarter.  Mill recoveries of 93.8% were achieved in both quarters of 2007.

Underground mine production increased during the quarter to 145,983 tonnes from 116,689 tonnes in the first quarter.  The average daily mine production increased to 1,604 tonnes per day from 1,294 tonnes per day in the first quarter.

On a unit cost basis, as reported in the Statements of Operations, total cash costs per ounce of gold sold were US$298.  Including April’s operating costs that were capitalized for accounting purposes and using actual gold production for the second quarter, total cash costs were US$307 per ounce.

A revised mine plan was prepared in the second quarter of 2007, based upon the operational experience of the mine in the first quarter and the change in mining sequence resulting from ground instability experienced in January 2007.  The decision to change to an upward pyramidal mining sequence and modifications to the ground support has resulted in improved ground stability.

Gold production in the second quarter was 11% lower than the revised plan due, primarily, to lower than forecast ore throughput as grades and mill recoveries were slightly better than plan.  Lower than expected ore throughput is primarily the result of increased ground support, unscheduled mill stoppages related to the abrasiveness of the ore, and a shortage of miners and technical people that the mining industry is currently facing.

Unit mining costs in the second quarter were $106/tonne, 18% higher than plan due to increased ground support costs together with higher labour, materials, hydro and fuel costs.

Since commissioning the mill in November 2006, Casa Berardi has produced 91,888 ounces of gold.

Mineral reserves established for the Lower Inter Zone at December 31, 2006, totaled 1.2 million tonnes grading 6.1 grams/tonne.

Since December 31, 2006, an updated mineral resource estimate prepared by Scott Wilson RPA, based on closely spaced underground definition drilling completed in early 2007 within the Lower Inter Zone, has established 973,000 tonnes averaging 11.6 grams of gold per tonne in the indicated category.  This represents a 59% increase in the undiluted grade and a 30% increase in ounces from the previous estimate.  This new information is now being incorporated into a revised mining plan and updated reserve estimate for the Lower Inter Zone, which is planned to commence production in 2008.

Approximately 9,200 metres of widely-spaced drilling was completed along the South fault to test the continuity and discovery potential of Zone 123.  All holes have confirmed the discovery of a new, steeply dipping gold system, which remains open along the eastern and dip extension.  As this area can be drilled more efficiently from underground, the existing 550 level track drift will be extended by approximately 200 metres to provide access for drilling at an average spacing of 25 metres by 25 meters.

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Second Quarter 2007
Operating costs	$8,444,438
By-product silver sales	(84,111)
Total cash costs – Canadian Dollars	$8,360,327
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.08
Divided by ounces of gold sold	26,000
Total cash costs per ounce of gold – US$	US$298

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

OTHER PROPERTIES

Joanna Gold Property, Quebec

In the second quarter of 2007, an updated mineral resource estimate at Joanna was prepared by Geostat Systems International Inc. (“Geostat”) based on 112 holes completed by previous operators on the western block of the property. The new update has established mineral resources of 7.1 million tonnes averaging 1.81 grams of gold per tonne, or 411,400 ounces in the indicated category, and 24.5 million tonnes averaging 1.6 grams of gold per tonne, for 1.26 million ounces in the inferred category.

The updated mineral resource estimate represents a gain of 33% in the indicated category and 15% in the inferred category from the previous estimate prepared in the first quarter of 2007. The results of the mineral resource estimate do not take into account the Aurizon drilling and re-assaying program currently in progress.

The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne, characterized by fine grain disseminated sulfides in a biotite schist. The corridor extends along a three block east-west trend of respectively 2,200 metres, 340 metres, and 1,000 metres and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 55o to the north with a western plunge.

Two drill rigs have been active on the west block of the Joanna property and environmental studies, geotechnical and metallurgical testwork are in progress.

In addition, a geophysical survey, soil geochemistry and prospecting have been initiated on the recently optioned adjacent properties.

Kipawa Gold –Uranium Property, Quebec

At Kipawa, prospecting has resulted in the discovery of sulphide bearing mafic block and outcrops inside the main area of interest where till sampling previously identified four gold dispersion trains.

In the course of the radiometric prospecting, a new, slightly radioactive Niobium – Rare Earth element showing and a uranium anomaly have been found.

Geological mapping and prospecting, including a radiometric survey and additional regional till sampling, are in progress.  Assays are pending on over 200 samples.  Permitting for drill access has been submitted to the First Nation communities and government authorities for final approval.

OUTLOOK

Labour force issues currently facing the mining industry, together with the requirement for additional ground support and the change in mining sequence, will result in a longer period to scale up the production rate.  Daily production is expected to gradually increase from the current 1,500-1,600 tonnes per day to 1,800 tonnes per day over the next two quarters, supported by the flexibility provided from having access to secondary stopes.  Thereafter, the production rate is anticipated to increase to 2,200 tonnes per day by the end of the second quarter of 2008, supported by production from the NW zone and the Lower Inter zone.

The change in the mining sequence, implemented in the first half of 2007, will result in the mining of higher grade ore material in the second half of the year.

Lower forecast ore production rates are expected to be mitigated by higher ore grades, thereby allowing Casa Berardi to remain on target to produce approximately 170,000–180,000 ounces of gold in 2007.  For the second half of 2007 it is estimated that the total cash cost will be US$300–US$320 per ounce, using a Cdn/US dollar exchange rate of 1.05.

Capital and exploration expenditures in the second half of 2007 are expected to be approximately $10.4 million, of which $6.1 million will be spent at Casa Berardi on underground development and $0.9 million on exploration, with the $3.4 million balance to be incurred on further exploration at the Joanna and Kipawa properties.

Casa Berardi Mine

Aurizon is currently working on a mining plan to transfer existing indicated mineral resources into the reserve category and is carrying out the following drill programs to upgrade existing mineral resources and expand mineral resources in 2007:

▪

Underground drilling on 25 metre spacing is being performed from the exploration track drift on the 550 metre level on Zones 118 - 120, and 115 to increase the confidence level of the resources and, ultimately, transfer those resources into reserves upon completion of an appropriate mining plan.

▪

The 550 metre level track drift will be extended to the east by approximately 200 metres in order to provide access to drill the recently discovered Zone 123-S from underground.

▪

Two surface exploration drill rigs are presently testing the dip extension of the West Mine area down to 1,500 and 2,000 metres, respectively.  Results are expected late in the third quarter, 2007.

Aurizon has also designed a three year, deep exploration program to further test the exploration potential within the mining lease, particularly to depth:

▪

An exploration drift will be driven east from the bottom of the planned production ramp on Zone 113, at the 850 metre level, for approximately 1,000 metres to provide access for a deep drilling program down to 1,500 metres.

▪

The production drift at the 570 metre level of the Lower Inter Zone will be extended to enable drilling to test the dip extension of that zone.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

▪

The 4.5 kilometre haulage drift connecting the West mine to the East mine at the 280 metre level will be rehabilitated as part of the overall mine development plan.  This drift will provide an exploration platform to test the area between the Principal Zone and the East Mine.  It is anticipated that an exploration program could be initiated from the drift in the fourth quarter, 2007.

Joanna Gold Property

Two rigs are currently active in the western part of the property along the dip extension of the current mineral resource outline with the objective of increasing mineral resource.

An updated resource estimate, which will incorporate results from the current drilling and re-assaying programs, should be completed late in the third quarter of 2007 and a preliminary economic assessment is currently in progress.

The current drill program will be followed later in the quarter by infill drilling on a 25 metre spacing over the Joanna east block with the objective to transfer the inferred mineral resource to the indicated category.  In addition, this drill program will test the depth potential below 500 metres upon receipt of a certificate of authorization is received.

Kipawa Property

Surface drilling and trenching should be initiated in the third quarter over circular magnetic anomalies, possibly related to kimberlite rocks, which are often associated with diamond potential, and over the sulphide rich showing discovered during the second quarter prospecting phase.

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P.Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and increasing its asset base through accretive transactions.  It is estimated that the Company’s 100% owned Casa Berardi Mine will produce in excess of 1,000,000 ounces of gold over its initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Common Shares (TSX – ARZ/AMEX – AZK)
	June 30,	December 31,
	2007	2006
Issued	146,496,048	146,313,048
Fully-diluted	152,570,548	149,677,048
Weighted average	146,398,715	144,399,006

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

Summary of Quarterly Results:
	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005
Revenue	$19,106,834	$463,879	$318,777	$314,315	$368,236	$237,521	$170,908	$209,058
Net Earnings (Loss)	$6,984,783	$659,545	($2,170,094)	$4,817,690	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)
Earnings (Loss) per share – basic and diluted	$0.05	$0.00	($0.01)	$0.03	($0.08)	($0.04)	($0.01)	($0.01)

Key Production Statistics	2nd Quarter 2007	1st Half 2007
Gold production – ounces
Pre-commercial production	14,968	46,982
Commercial production[1]	27,175	27,175
Gold production – Total	42,143	74,157
Gold sold – ounces
Pre-commercial production	10,500	40,600
Commercial production[1]	26,000	26,000
Gold sold – Total	36,500	66,600
Per ounce data – US$
Average realized gold price[2]	$666	$660
Total cash costs[3]	$298	n/a
Amortization[4]	$152	n/a
Total production costs[5]	$450	n/a
Operating results
Tonnes milled	134,569	239,232
Grade – grams/tonne	10.4	10.3
Mill recoveries - %	93.8%	93.8%

1 Commercial production achieved May 1, 2007.

2 Realized gold price from total gold sold in the second quarter.  Realized price from commercial production was $661.

3 Cost figures calculated in accordance with the Gold Institute Standard from the date of achieving commercial production.

4 Depreciation, amortization and reclamation expenses.

5 Total cash costs plus depreciation, amortization and reclamation expenses.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This Report contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, mine life, future production, and work programs. Forward-looking statements express, as at the date of this Report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

	June 30	December 31
	2007	2006
	$	$
ASSETS CURRENT
Cash and cash equivalents	10,295,233	9,465,215
Restricted cash (Note 4(b))	28,006,481	19,357,224
Accounts receivable	1,843,967	1,822,447
Refundable mining duties	2,125,107	4,588,037
Refundable tax credits	804,252	804,252
Inventories	8,719,927	5,841,020
Prepaids	751,356	1,145,552
	52,546,324	43,023,747
REFUNDABLE MINING DUTIES	4,284,436	3,298,407
DEFERRED FINANCE COSTS (Note 2(a))	-	2,290,987
RECLAMATION DEPOSITS	138,348	138,348
PROPERTY, PLANT & EQUIPMENT	38,678,697	39,909,934
MINERAL PROPERTIES	132,508,186	137,567,440
TOTAL ASSETS	228,155,990	226,228,863
LIABILITIES
CURRENT Accounts payable and accrued liabilities	9,497,871	8,742,565
Current portion of long-term debt (Note 4)	17,340,661	4,435,524
	26,838,532	13,178,089
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES (Note 5)	684,967	8,745,233
LONG-TERM DEBT (Note 4 )	58,098,099	68,840,439
ASSET RETIREMENT OBLIGATIONS	2,328,460	2,246,931
FUTURE INCOME TAX LIABILITIES	11,189,594	8,566,572
TOTAL LIABILITIES	99,139,652	101,577,264
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3) Common shares issued –146,496,048 (2006 – 146,313,048)	190,328,761	193,330,698
CONTRIBUTED SURPLUS	780,398	742,943
STOCK BASED COMPENSATION	4,797,920	2,822,050
DEFICIT	(66,890,741)	(72,244,092)
TOTAL SHAREHOLDERS’ EQUITY	129,016,338	124,651,599
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	228,155,990	226,228,863

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

Aurizon Mines Ltd.
Consolidated Statements of Earnings (Loss) and Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$
REVENUE
Mining operations	18,573,330	-	18,573,330	-
Interest and royalty income	533,504	368,236	997,383	605,758
	19,106,834	368,236	19,570,713	605,758
EXPENSES
Operating costs	8,444,438	-	8,444,438	-
Depletion, depreciation and accretion	4,423,365	-	4,428,416	-
Administrative and general costs	3,271,265	2,561,153	4,532,809	3,570,768
Exploration costs	1,048,646	-	2,229,265	-
Loss (gain) on sale of property, plant and equipment	728	(7,000)	26,649	(2,885)
Interest expense	822,741	-	822,741	-
Unrealized non-hedge derivative losses (gains) (Note 5)	(8,668,835)	4,411,804	(8,060,266)	11,547,900
Corporate takeover bid costs (Note 7)	-	5,152,780	-	5,152,780
Foreign exchange loss	55,020	40,849	83,589	47,402
Capital taxes	212,358	174,660	424,706	323,339
	9,609,726	12,334,246	12,932,347	20,639,304
GAIN (LOSS) FOR THE PERIOD BEFORE THE FOLLOWING	9,497,108	(11,966,010)	6,638,366	(20,033,546)
CURRENT INCOME TAX RECOVERY	-	43,645	-	-
FUTURE INCOME TAX (EXPENSE) RECOVERY (Note 3(c))	(2,512,325)	-	1,005,972	2,349,594
NET EARNINGS (LOSS) FOR THE PERIOD	6,984,783	(11,922,365)	7,644,338	(17,683,952)
DEFICIT – BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	(73,875,524)	(62,969,323)	(72,244,092)	(57,207,736)
ADOPTION OF NEW ACCOUNTING STANDARDS (Note 2 (a))	-	-	(2,290,987)	-
DEFICIT – AS RESTATED	(73,875,524)	(62,969,323)	(74,535,079)	(57,207,736)
DEFICIT – END OF PERIOD	(66,890,741)	(74,891,688)	(66,890,741)	(74,891,688)
EARNINGS (LOSS) PER SHARE – Basic and diluted	0.05	(0.08)	0.05	(0.12)
Weighted average number of common shares outstanding	146,464,381	145,120,048	146,398,715	143,261,465

Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss) for the period before comprehensive income	6,984,783	(11,922,365)	7,644,338	(17,683,952)
Other comprehensive income	-	-	-	-
Comprehensive income (loss) for the period	6,984,783	(11,922,365)	7,644,338	(17,683,952)

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period from continuing operations	6,984,783	(11,922,365)	7,644,338	(17,683,952)
Adjustments for non-cash items:
Depletion, depreciation and accretion	4,403,629	23,693	4,428,416	46,824
Refundable tax credits	(549,362)	-	(986,030)	-
Loss (gain) on sale of property, plant & equipment	728	(7,000)	26,649	(2,885)
Stock based compensation	2,023,046	1,725,920	2,023,046	1,725,920
Unrealized non-hedge derivative losses (gains)	(8,668,835)	4,411,804	(8,060,266)	11,547,900
Future income tax recovery	2,512,325	-	(1,005,972)	(2,349,594)
	6,706,314	(5,767,948)	4,070,182	(6,715,787)
Decrease (increase) in non-cash working capital items	(1,993,725)	2,551,875	(1,742,544)	5,959,151
	4,712,589	(3,216,073)	2,327,638	(756,636)
INVESTING ACTIVITIES
Property, plant & equipment	(1,123,365)	(2,761,874)	(2,078,779)	(5,561,808)
Mineral properties	(8,012,999)	(14,715,293)	(23,322,415)	(30,872,215)
Restricted cash funding	(4,449,949)	-	(8,649,257)	-
Gold sales	8,111,060	-	31,161,709	-
Proceeds on disposal of property, plant & equipment	-	25,000	-	25,000
Refundable mining duties	-	-	2,462,930	-
	(5,475,253)	(17,452,167)	(425,812)	(36,409,023)
FINANCING ACTIVITIES
Issuance of shares	290,450	11,275	351,875	14,350,576
Long-term debt	178,980	18,009,361	189,636	32,620,047
Deferred interest costs	(403,654)	695,587	(1,613,319)	(16,643,060)
Deferred financing costs	-	(467,427)	-	(2,904,938)
	65,776	18,248,796	(1,071,808)	27,422,625
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(696,888)	(2,419,444)	830,018	(9,743,034)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	10,992,121	17,686,623	9,465,215	25,010,213
CASH AND CASH EQUIVALENTS – END OF PERIOD	10,295,233	15,267,179	10,295,233	15,267,179

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2006.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Adoption of new accounting standards

Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants relating to the accounting treatment of financial instruments.

a)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totaling $2,290,987 have been charged to deficit.  All non-hedge derivatives on the balance sheet are reflected at fair value with the associated mark-to-market adjustments reflected in net income.  Interest costs associated with long-term debt are capitalized until commencement of commercial production, at which time they will be included in net income.

b)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

c)

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

3.

Share Capital

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued – none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued – none).

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

3.

Share Capital (Continued)

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
Balance – December 31, 2006	146,313,048	193,330,698
Exercise of stock options	30,000	25,886
Fair value of options exercised	-	61,425
Future income tax effect of flow through shares	-	(3,518,297)
Balance – March 31, 2007	146,343,048	189,899,712
Exercise of stock options	148,000	121,099
Fair value of options exercised	-	290,450
Mineral Property Payments	5,000	17,500
Balance – June 30, 2007	146,496,048	190,328,761

c)

Flow Through Share Renunciation

In February 2007, the Company renounced the tax credits associated with the $15,125,000 flow through share financing completed in 2006.  In accordance with CICA guidance EIC 146, a future income tax liability of $3,518,297 and a corresponding reduction of share capital were recorded in the first quarter of 2007, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery in the statements of operations of $3,518,297 was recorded in the first quarter of 2007.

d)

Incentive Stock Options

i)

During the month of April 2007, incentive stock options were granted to officers, directors and employees to purchase up to 1,911,000 shares at an exercise price of $4.10 per share.  The fair value of the options granted was estimated as $1.84 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	48.25%
Risk-free interest rate	4.18%
Expected lives	4.5 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $1,776,060 relating to these options.  As certain options were granted to employees of Casa Berardi, $137,264 has been capitalized to mineral properties and $1,638,796 charged to operations.

ii)

During the month of May 2007, incentive stock options were granted to employees to purchase up to 1,000,000 shares at an exercise price of $3.86 per share.  The fair value of the options granted was estimated as $1.54 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	40.75%
Risk-free interest rate	4.17%
Expected lives	4.5 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $384,250 relating to these options.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

d)

Incentive Stock Options (continued)

iii)

The status of stock options granted to officers, directors and employees as at June 30, 2007 and the changes during the period ended is presented below:

	Three months ended June 30, 2007		Six months ended June 30, 2007
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	3,311,500	$2.02	3,364,000	$2.02
Granted	2,911,000	$4.02	2,911,000	$4.02
Forfeited	-	-	(22,500)	$1.66
Exercised	(148,000)	$0.82	(178,000)	$0.83
Outstanding at end of period	6,074,500	$2.98	6,074,500	$2.98

e)

Accumulated Other Comprehensive Income

As at June 30, 2007, the Company’s accumulated other comprehensive income balance was nil.

4.

Long-term Debt

	June 30, 2007	December 31, 2006
	$	$
Casa Berardi loan facility	73,219,096	73,057,569
Capital lease obligations	246,503	218,394
Reimbursable government assistance	1,973,161	-
	75,438,760	73,275,963
Less current portions:
Casa Berardi loan facility	(17,272,500)	(4,383,454)
Capital lease obligations	(68,161)	(52,070)
	(17,340,661)	(4,435,524)
Long-term debt	58,098 099	68,840,439

a)

Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margins on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

The following principal repayments on the outstanding debt due within one year have been reflected as a current portion of the outstanding debt:

Date	Principal Repayment
September 30, 2007	$4,410,000
March 31, 2008	$12,862,500
Total	$17,272,500

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

4.

Long-term Debt (Continued)

b)

Restricted cash

As at June 30, 2007, in accordance with the terms of the $75 million project loan facility, $28,006,481 was held in restricted accounts that can only be used to fund Casa Berardi project costs, with the exception that $456,644 may be used to fund general and administrative costs of the Company.  These funds will be released upon achievement of certain operating performance benchmarks, anticipated in 2008.

c)

Capital Lease

The Company is obligated to pay $246,503 under capital leases for equipment for terms up to 48 months, of which $68,161 is due within one year.  The capital leases provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.

The estimated future minimum lease payments under the leases are as follows:

2007	$33,422
2008	$70,846
2009	$76,537
2010	$65,698
Total	$246,503

d)

Reimbursable Government Assistance

During the development of the Casa Berardi project, the Company received financial assistance from the government of Quebec in the amount of $1,973,161.  The agreement requires the Company to reimburse the amounts received if the project is successfully brought to commercial production.  As commercial production for accounting purposes was achieved on May 1st, 2007, this obligation, which was reflected in Mineral Properties prior to May 1st, 2007, is now classified as Long-term debt.   The repayment schedule is as follows:

Date	Payment Due
May 1, 2009	$591,948
May 1, 2010	$591,948
May 1, 2011	$789,265
Total	$1,973,161

5.

Commitments

Non-hedge derivatives

The Company’s non-hedge derivative positions at June 30, 2007 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	31,669	77,306	84,842	65,814	259,631

Call options sold - ounces	31,669	77,306	84,842	65,814	259,631
Average price per ounce	US$824	US$848	US$882	US$908	US$871
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2007

5.

Commitments (Continued)

As at June 30, 2007, the unrealized mark-to-market derivative losses (gains) of the gold and currency non-hedge derivative positions totalled $4,088,811 and ($3,403,844) respectively, for a net loss of $684,967.  These net losses have been charged to operations, which include a gain of $8,668,835 that was credited in the second quarter of 2007.   There are no margin requirements with respect to these derivative positions.

During the six months ended June 30, 2007, 27,800 ounces of put/call options expired.

6.

Fair value of financial instruments

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, refundable tax and mining duties credits, reclamation deposits and accounts payable.

At June 30, 2007, the Company had commodity and currency contracts as described in note 5(a).  As the Company does not apply hedge accounting, derivative contracts are reflected on the balance sheet at fair value, with gains or losses from the use of derivative instruments, both realized and unrealized, charged to operations.

As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt have been charged to deficit.  As the Company’s policy is to expense such costs as incurred, long-term debt is classified as other than held-for-trading.  At December 31, 2006 and June 30, 2007, the carrying value of long-term debt approximates its fair value.

7.

Corporate Takeover Bid Costs

In 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to offer to acquire all of the Company’s outstanding shares which was in breach of a confidentiality and standstill agreement.  The B.C. Court of Appeal upheld a decision by the B.C. Supreme Court enforcing the confidentiality and standstill agreement.   As a result of this unsolicited bid the Company incurred costs of $5,247,426 and has an outstanding claim against Northgate for damages.